Exhibit 99.4

ZenaTech Unveils Stacklens™, AI-Powered Smart Safety Glasses Built for Field Technicians and Industrial Workers

Hands-free AI assistant, live video support and thermal imaging in certified safety eyewear bring the smart-glasses category to the jobsite

Vancouver, British Columbia, (October 9, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech” or the “Company”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today unveiled Stacklens™, a line of AI-powered smart safety glasses designed for field technicians, inspectors and industrial crews. Stacklens is designed to bring the hands-free camera, audio and AI features of consumer smart glasses into certified safety eyewear built for the jobsite. The intent is to let a technician see instructions, call an expert, and capture an inspection, all without putting down their tools or taking off their gloves. Stacklens is being developed by Tillerstack, a ZenaTech subsidiary and part of its Zoo Office AI-powered enterprise productivity Software-as-a-Service (SaaS) ecosystem. The product is currently at the prototype and testing stage, with customer pilots expected to begin in 2027.

“Smart glasses have arrived for consumers, but the people who could benefit most are the millions of technicians who need both hands and real answers on the job,” said Shaun Passley, Ph.D., ZenaTech CEO. “Stacklens puts an AI expert, a camera and a direct line to a senior technician right in a pair of safety glasses. It fits naturally alongside our drone services and enterprise software, and we see it as a promising new opportunity for ZenaTech.”

ZenaTech plans to launch Stacklens in three versions, each suited to a different field environment and use case.

Stacklens is also designed to connect with ZenaTech's broader drone and Drone as a Service ecosystem, giving field crews a natural extension of the Company's existing AI and drone technology for more efficient inspection or maintenance job completion and data capture.

The global smart glasses market is projected to reach approximately US$4.1 billion by 2030, according to MarketsandMarkets.

Pricing and subscription details have not yet been disclosed, and the Company is pursuing applicable safety certifications. ZenaTech will provide further updates as it reaches additional development, certification and pilot-program milestones for Stacklens.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, Asia, and Australia, ZenaTech is advancing AI drones for applications such as agriculture and logistics, as well as ISR, cargo, and counter-UAS for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio under development includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, the IQ Aqua, for underwater applications, and the IQ Octo for precision agriculture. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include "forward-looking statements" within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities, including statements about the development, features, certification, availability, pricing and market adoption of Stacklens. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "aim", "seek", "is/are likely to", "believe", "estimate", "predict", "potential", "continue" or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; ZenaTech’s ability to deliver products to the market as currently contemplated, including new product lines such as Stacklens; ZenaTech’s anticipated cash needs and its needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; regulatory risks, including the outcome of safety certification processes; the competitive conditions of the industry; the ability to complete any contemplated acquisitions; market uncertainty; and applicable laws, regulations, and any amendments affecting the business of ZenaTech. Readers should not place undue reliance on forward-looking statements, which speak only as of the date of this release, and ZenaTech undertakes no obligation to update them except as required by law.